Alternatives | Indexed

FGDL

Franklin Responsibly Sourced Gold ETF

- **Low cost.** Cost-effective and simple way of participating in the gold market via the NYSE Arca.
- **Responsibly sourced.** Gold sourced from LBMA accredited refiners that are required to demonstrate their efforts to respect the environment and combat money laundering, terrorist financing and human rights abuses in accordance with the LBMA's Responsible Gold Guidance.
- **Low correlation.** Gold has historically served as a diversifier relative to traditional stocks and bonds.

Popular Documents

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NAV	YTD Total Returns At NAV	Total Net Assets	Morningstar Overall Rating™
$47.39	36.06%	$255.93M	★★★★★
As of 09/03/2025	As of 09/03/2025	As of 09/03/2025 (Updated Daily)	As of 07/31/2025

The fund's overall Morningstar Rating measures risk-adjusted returns and is derived from a weighted average of the performance figures associated with its 3-, 5- and 10-year (if applicable) rating metrics.

Overview | Performance | Portfolio | Pricing | Documents

Overview

See the risks and other important information.

Fund Facts

Fund description

The Fund seeks to reflect the performance of the price of gold bullion, less the Fund's expenses.

Benchmark

LBMA Gold Price PM

Fund Inception Date

06/30/2022

Listing Exchange

NYSE Arca

Identifiers

Ticker	FGDL
IOPV / IIV Ticker	FGDL.IV
CUSIP Code	35473M105
ISIN Code	US35473M1053
Bloomberg Code	FGDL US

Average Annual Total Returns

As of 07/31/2025

View performance section for additional info

Market Price Return | NAV Return

1 Year	3 Years	5 Years	10 Years	Since Inception 06/30/2022
34.80%	23.17%	—	—	21.47%

Performance data quoted represents past performance, which does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the figures shown.

Additional Fund Info

Ounces in Trust As of 09/03/2025	71,975.95
Morningstar Category	Equity Precious Metals
Ounces Per Basket As of 09/03/2025	666.36
Fiscal Year End	March 31
Administrator	Bank of New York Mellon
Trustee	Delaware Trust Company
Vault Inspector	Inspectorate Intl Ltd (Bureau Veritas)
Vault Location	London
Auditor	PricewaterhouseCoopers
Gold Custodian	JPMorgan Chase Bank, N.A
Marketing Agent	Franklin Distributors, LLC

Trading Characteristics

As of 09/03/2025 (Updated Daily)

Shares Outstanding	5,400,000
Daily Volume	66,992
20-Day Average Volume	42365.05

Manager and Commentary

About the Team

Franklin ETF and Index Investments

At Franklin ETF and Index Investments, we believe that tracking global indices is a blend of art and science. Our Portfolio Managers collaborate for a rigorous assessment of the returns, risks, costs and tax implications of each transaction, all with the goal of delivering the highest tax-adjusted returns. Drawing on decades of deep expertise in global markets, our team is dedicated to providing world-class indexing solutions that offer cost-effective, competitive and consistent investment performance.

Franklin ETF and Index Investments

Performance

Average Annual Total Returns | Calendar Year Returns | Cumulative Total Returns | Risk Measures

Average Annual Total Returns[2]

As of 07/31/2025

Performance data quoted represents past performance, which does not guarantee future results. Current performance may be lower or higher than the figures shown. Principal value and investment returns will fluctuate, and investors' shares, when redeemed, may be worth more or less than the original cost. Returns are based on Market Price or NAV, assume the deduction of all Fund expenses. Returns for periods of less than one year are not annualized.

Month End | Quarter End

As of 07/2025


40
30


20
10
0
1 Year
3 Years
Since Inception

Month End (As of 07/31/2025)	1 Year	3 Years	Since Inception (06/30/2022)
Franklin Responsibly Sourced Gold ETF - Market Price Return (%)	34.80	23.17	21.47
Franklin Responsibly Sourced Gold ETF - NAV Return (%)	35.75	23.28	21.15
LBMA Gold Price PM (%)	35.96	23.44	21.32

Average Annual Total Returns | **Calendar Year Returns** | Cumulative Total Returns | Risk Measures

Calendar Year Returns

As of 07/31/2025

Month End | Quarter End

Performance data quoted represents past performance, which does not guarantee future results. Current performance may be lower or higher than the figures shown. Principal value and investment returns will fluctuate, and investors' shares, when redeemed, may be worth more or less than the original cost. Returns are based on Market Price or NAV, assume the deduction of all Fund expenses. Returns for periods of less than one year are not annualized.


30%
25%
20%
15%
10%
5%
0%
2024
2023

Month End As of 07/31/2025	YTD	2024	2023	Performance Inception Date
Franklin Responsibly Sourced Gold ETF - Market Price Return (%)	25.62	27.32	12.90	06/30/2022
Franklin Responsibly Sourced Gold ETF - NAV Return (%)	26.24	26.42	13.61	06/30/2022
LBMA Gold Price PM (%)	26.44	25.53	14.59	—

Average Annual Total Returns | Calendar Year Returns | **Cumulative Total Returns** | Risk Measures

Cumulative Total Returns

Cumulative total return shows the change in the investment's value over the time period indicated. Figures reflect reinvestment of dividends and capital gains.

As of 07/31/2025

Performance data quoted represents past performance, which does not guarantee future results. Current performance may be lower or higher than the figures shown. Principal value and investment returns will fluctuate, and investors' shares, when redeemed, may be worth more or less than the original cost. Returns are based on Market Price or NAV, assume the deduction of all Fund expenses. Returns for periods of less than one year are not annualized.

The hypothetical growth scenario of $10,000 does not reflect the deduction of brokerage commissions or taxes that investors may pay on distributions or the sale of shares. Had they been reflected hypothetical values would be lower.

Month End | Quarter End

Time Period: 1 Year

From: 06/2022 To: 07/2025


$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
Jul '22
Oct '22
Jan '23
Apr '23
Jul '23
Oct '23
Jan '24
Apr '24
Jul '24
Oct '24
Jan '25
Apr '25

Month End (As of 07/31/2025)	YTD	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years	10 Years	15 Years	Since Inception 06/30/2022
Franklin Responsibly Sourced Gold ETF - Market Price Return (%)	25.62	0.25	0.18	17.23	34.80	86.86	—	—	—	82.22
Franklin Responsibly Sourced Gold ETF - NAV Return (%)	26.24	0.34	-0.14	17.22	35.75	87.35	—	—	—	80.72
LBMA Gold Price PM (%)	26.44	0.35	-0.10	17.31	35.96	88.14	—	—	—	81.55

Average Annual Total Returns | Calendar Year Returns | Cumulative Total Returns | **Risk Measures**

Risk Measures

As of 07/31/2025

Franklin Responsibly Sourced Gold ETF - NAV Return

Measured against: S&P 500 Index

Statistics	1 Year	3 Years	5 Years
Beta (A measure of an investment product's volatility relative to	-0.59	0.03	—

Standard Deviation (%) (A measure of the degree to which an investment product's return varies from the average of its previous returns. The larger the standard deviation, the greater the likelihood (and risk) that a product's performance will fluctuate from the average return.	1 Year	3 Years	5 Years

(continued) the market, as represented by the stated market index. A beta greater than 1.0 indicates volatility greater than the market.			
Beta Bear — A measure that explains the extent to which the portfolio's excess returns (portfolio return – risk free rate return) moves relative to the benchmark's excess return (benchmark return – risk Free rate return) in down markets (when the benchmark returns are negative).	-1.15	0.21	—
Bull Bear Capture Ratio — The ratio of bull (or "up") market participation to bear (or "down") market participation. A ratio of greater than one means that the portfolio had relatively better participation in up markets than in down markets.	-0.17	-0.87	—
Beta Bull — A measure that explains the extent to which the portfolio's excess returns (portfolio return – risk free ratereturn) moves relative to the benchmark's excess return (benchmark return – risk free rate return) in up markets (when the benchmark returns are positive).	-1.42	-0.30	—
Historical Tracking Error — A measure of the deviation of an investment product's return compared to the return of a benchmark over a fixed period of time. The more passively the investment is managed, the smaller the tracking error.	21.92	19.66	—
Information Ratio — A measure of performance against a benchmark. This measure explicitly relates the degree by which an investment product has beaten a benchmark to the consistency by which it has beaten the benchmark.	0.89	0.31	—
Gains/Losses — A sum of the positive returns divided by the sum of the negative returns during a time period.	—	—	—

Franklin Responsibly Sourced Gold ETF - NAV Return	13.09	13.34	—
S&P 500 Index	11.93	14.94	—

Sharpe Ratio (%) — A measure of risk-adjusted return. To calculate a Sharpe ratio, an investment product's excess returns (its return in excess of the return generated by risk-free assets such as Treasury bills) are divided by the its standard deviation.	1 Year	3 Years	5 Years
Franklin Responsibly Sourced Gold ETF - NAV Return	2.39	1.39	—

Ratings [3]

MORNINGSTAR

Overall Morningstar Rating	3 Years	5 Years	10 Years
★★★★★	★★★★★	—	—
As of 07/31/2025	65 Funds in category		

Rating Category

Equity Precious Metals

The fund's overall Morningstar Rating measures risk-adjusted returns and is derived from a weighted average of the performance figures associated with its 3-, 5- and 10-year (if applicable) rating metrics.

Portfolio

Assets

As of 09/03/2025 (Updated Daily)

Total Net Assets	$255.93 Million

Holdings

As of 09/03/2025 (Updated Daily)

XLS

Percentages

Notional exposure figures are estimated and are intended to show the portfolio's direct exposure to securities and indirect exposure, through derivatives.

Shares for

Security Name	Weight (%) may not total 100% and may be negative due to rounding, use of any derivatives, unsettled trades or other factors.	Market Value ($) Market value figures reflect the trading value of the investments.	Notional Exposure Direct and indirect exposures are subject to change over time and methodologies for calculating indirect exposures vary by derivative type. Portfolio breakdown percentages may not total 100% and may be negative due to rounding, use of derivatives, unsettled trades or other factors.	Quantity ... stocks, par value for bonds, units for funds and contracts times the multiplier for derivative instruments.
GOLD OZ.	100.01	255,960,855.61	0.00	71,975.95
Net Current Assets	-0.01	-35,016.09	0.00	-35,016.09

1

Pricing

Pricing | Premium/Discount Analysis

Pricing History

As of 09/03/2025 (Updated Daily)

Time Period: 1 Month

From: 06/30/2022 (2022-06-30) To: 09/03/2025 (2025-09-03) XLS



$50
$45
$40
$35
$30
$25
$20
Jul '22
Oct '22
Jan '23
Apr '23
Jul '23
Oct '23
Jan '24
Apr '24
Jul '24
Oct '24
Jan '25
Apr '25
Jul '25
NAV
Market Price

Daily Fund Prices

As of 09/03/2025

Share Prices

As of 09/03/2025

NAV (Net Asset Value)	$47.39
NAV Change	$0.88
NAV Change (%)	1.89%
Market Price	$47.65
Market Price Change	$0.54
Market Price Change (%)	1.15%

52-Week Range

Highest NAV As of 09/03/2025	$47.39
Lowest NAV As of 09/03/2024	$33.10
Highest Market Price As of 09/03/2025	$47.65
Lowest Market Price As of 09/03/2024	$33.31

Premium / Discount

As of 09/03/2025

30-Day Median Bid/Ask Spread	0.53%

The median bid-ask spread is calculated by identifying national best bid and national best offer ("NBBO") for each fund as of the end of each 10 second interval during each trading day of the last 30 calendar days and dividing the difference between each such bid and offer by the midpoint of the NBBO. The median of those values is identified and posted on each business day.

Bid / Ask Spread	$0.15
Avg. of Market Price vs. NAV since Inception	0.16%
Avg. of Market Price vs. NAV at Close	0.55%

Pricing | Premium/Discount Analysis

Premium/Discount Analysis

As of 06/30/2025 (Updated Quarterly)

Select a Quarter: Q2 2025

Premium / Discount

Total Days in Period: 62

Days at NAV: 0

The number of trading days the fund's market price traded at its NAV.

Days at Premium: 44

The number of trading days the fund's market price traded above its NAV.

Days at Discount: 18

The number of trading days the fund's market price traded below its NAV.

Greatest Premium: $4.08

The highest amount the fund traded above the reported NAV for a given time period.

On 04/21/2025

Greatest Discount: $-0.05

The lowest amount the fund traded below the reported NAV for a given time period.

On 05/16/2025

Premium/Discount Analysis	Breakdown
4% to 4.5%	1 days
2% to 2.5%	1 days
1.5% to 2%	1 days
1% to 1.5%	7 days
0.5% to 1%	21 days
0% to 0.5%	13 days
-0.5% to 0%	11 days
-1% to -0.5%	4 days
-1.5% to -1%	3 days



0
2
4
6
8
10
12
14
16
18
20
22
Days

Historical Premium/Discount

As of 09/03/2025 (Updated Daily)

Time Period
1 Month

From
08/03/2025
2025-08-03

To
09/03/2025
2025-09-03



1.5%
1%
0.5%
0%
-0.5%
4 Aug
6 Aug
8 Aug
10 Aug
12 Aug
14 Aug
16 Aug
18 Aug
20 Aug
22 Aug
24 Aug
26 Aug
28 Aug
30 Aug
1 Sep
Market Price vs. NAV at Close

Documents

Fund Literature

Name	Download	Add to Cart
Factsheet - Franklin Responsibly Sourced Gold ETF		
10Q1 - Franklin Responsibly Sourced Gold ETF		
10Q3 - Franklin Responsibly Sourced Gold ETF		
10Q4 - Franklin Responsibly Sourced Gold ETF		
Form 8K - Franklin Responsibly Sourced Gold ETF		

Regulatory Documents

Name	Download	Add to Cart
Prospectus - Franklin Responsibly Sourced Gold ETF		
Supplement Franklin Responsibly Sourced Gold ETF May 5 2023 (Mailed hardcopies unavailable)		
Letter - Franklin Responsibly Sourced Gold ETF (Mailed hardcopies unavailable)		
Letter - Franklin Responsibly Sourced Gold ETF 2023 (Mailed hardcopies unavailable)		
Letter - Franklin Responsibly Sourced Gold ETF 2025 (Mailed hardcopies unavailable)		

Daily Gold Bar List

DOWNLOAD

Risks

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual Funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. **An investment in the Fund is subject to market risk with respect to the gold markets.** The market price of gold bullion has been historically unpredictable, and the market price of the gold bullion held by the Fund may go up and down, sometimes rapidly or unpredictably. The Fund is not a diversified investment and, therefore, may be more volatile than other investments. **An investment in the Fund is not intended as a complete investment plan.** Because the Fund principally holds only gold bullion, an investment in the Fund may be more volatile than an investment in a more broadly diversified portfolio and may fluctuate substantially over time.

Large-scale distress sales of gold may have a negative impact on the price of gold and reduce the value of an investment in the Fund. In addition, global or regional military conflicts or acts of aggression may negatively affect global expectations for economic growth, exacerbate inflationary pressures, disrupt gold trading markets and/or supply chains and result in protracted volatility, which could have an adverse effect on the value of the Fund's investments.

The value of the Fund's gold bullion holdings is generally determined based on the 3:00 p.m. LBMA Gold Price (which is commonly referred to as the LBMA Gold Price PM), as described in the prospectus. Potential discrepancies in the calculation of the LBMA Gold Price PM, as well as any future changes to the LBMA Gold Price PM, could have an adverse effect on the methodology used to calculate the value of an investment in the Fund. In the event that the LBMA Gold Price PM does not prove to be an accurate benchmark and the LBMA Gold Price PM varies materially from the price determined by other mechanisms, the Fund's NAV and the value of an investment in the Fund's shares could be adversely affected. The Fund's shares may trade at a price which is at, above or below the NAV per share. The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell gold bullion at times when its price is high, or to acquire gold bullion at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from gold price decreases. An investment in the Fund's shares is not suitable for all investors. The Fund's shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The Fund is subject to responsible sourcing due diligence risk. The Fund is designed to offer investors exposure to responsibly sourced gold as defined by the Fund in a pooled investment vehicle structure. The Fund defines responsibly sourced gold with reference to the specific criteria established and monitored by the LBMA through its Responsible Sourcing Program and the Gold Guidance thereunder. The Fund does not establish, maintain, monitor or control the standards or requirements under the LBMA Responsible Sourcing Program or the Gold Guidance. Accordingly, an investment in the Fund is subject to the risk that the standards as may be established or amended from time to time do not function as intended or that material violations of the standards are not detected or enforced in a timely manner or at all. The standards may be inadequate or ineffective in mitigating various risks in the LBMA gold sourcing supply chain. These risks may be more pronounced with respect to holdings of recycled gold.

Neither the Sponsor nor the Fund is responsible for setting, implementing or enforcing the LBMA's Good Delivery standards and may have limited or no ability to independently verify gold sourcing due diligence undertaken by the LBMA. Similarly, the Fund and the Sponsor cannot guarantee all gold held by the Fund, including gold derived from recycled sources, is 100% ethically sourced or compliant with the Gold Guidance. The Fund is not an actively managed investment vehicle. The Sponsor does not make any decision or assessment related to gold sourcing based on its subjective judgment.

The amount of gold represented by each Fund share will decrease over the life of the Fund due to the sales of gold necessary to pay the Sponsor's fee and Fund expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the Fund's shares will also decline and you will lose money on your investment in Fund shares.

There are special risks related to the custody of the Fund's gold bullion. Failure by the custodian to exercise due care in the safekeeping of the Fund's gold bullion could result in a loss to the Fund.

Important Information

Franklin Distributors, LLC. Member FINRA, SIPC. All entities mentioned are Franklin Templeton affiliated companies. Investment Products: **NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.**
Reports and other information about the funds are available on the EDGAR Database on the SEC's Internet site at www.sec.gov.

You need Adobe Acrobat Reader to view and print PDF documents. Download a free version from Adobe's website.

Important data provider notices and terms available at www.franklintempletondatasources.com.

Performance data quoted represents past performance, which does not guarantee future results.

CFA® and Chartered Financial Analyst® are trademarks owned by CFA Institute.

Indexes are unmanaged and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges.

All investments involve risk, including possible loss of principal. Please see each product's web page for specific details regarding investment objective, risks, performance, and other important information. Review this information carefully before you make any investment decision. **Investors cannot invest directly in an index, and unmanaged index returns do not reflect any fees, expenses or sales charges.**

Carefully consider a fund's investment objectives, risks, charges and expenses before investing. Please view the prospectus or summary prospectus for this and other information. Read it carefully.

Franklin Templeton, its affiliated companies, and its employees are not in the business of providing tax or legal advice to taxpayers. These materials and any tax-related statements are not intended or written to be used, and cannot be used or relied upon, by any such taxpayer for the purpose of avoiding tax penalties or complying with any applicable tax laws or regulations. Tax-related statements, if any, may have been written in connection with the "promotion or marketing" of the transaction(s) or matter(s) addressed by these materials, to the extent allowed by applicable law. Any such taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Templeton Holdings Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on April 19, 2021. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. JPMorgan Chase Bank, N.A., London branch ("JPMorgan"), serves as the custodian (the "Custodian") of the Fund's gold bullion. Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

The Trust is an "emerging growth company" as defined under the federal securities laws and, as such, has elected to comply with certain reduced public company reporting requirements. See the Fund's Prospectus for additional information.

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below their net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price (MP), not their Net Asset Value (NAV), on a recognized national securities exchange. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV. The Fund will issue and redeem Shares from time to time in Creation Units only to Authorized Participants in exchange for the delivery to the Fund, or the distribution by the Fund, of the amount of gold bullion represented by the Creation Units being created or redeemed. This amount is based on the combined NAV of the number of Shares included in the Creation Units being created or redeemed, as applicable, determined on the day the order to create or redeem Creation Units is accepted. The Shares will be sold to the public at prices that will reflect the price of gold and the trading price of the Shares on NYSE Arca at the time of the offer.

The Shares are neither interests in nor obligations of the Sponsor, the Trustee, the Administrator, the Transfer Agent, the Custodian, the Marketing Agent or their respective affiliates.

Franklin Distributors, LLC serves as the distributor of Creation Units for the ETFs on an agency basis. Franklin Distributors, LLC does not maintain a secondary market in the funds' shares.

All references to LBMA Gold Price PM are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

Franklin Templeton and the Franklin Responsibly Sourced Gold ETF are not and have never been associated with World Gold Trust Services, LLC, or its licensees.

All references to LBMA Gold Price are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

Footnotes

1. Net Asset Value (NAV) returns are based on the NAV of the ETF/ETP. The fund's NAV represents the per-share-value and is determined by dividing the total NAV of the fund by the number of shares outstanding; Market Price returns are based upon the official closing price of the ETF's/ETP's shares. The fund calculates the NAV per share each business day and normally coincides with the close of trading on the exchange on which they are listed, typically 4 pm ET. The fund does not calculate the NAV on days the exchange is closed for trading. These returns do not represent investors' returns had they traded shares at other times.
2. Figures are aggregate total return figures, have not been annualized and represent the change in value of an investment over the period indicated.
3. The Morningstar Rating™ for funds, or "star rating", is calculated for managed products with at least a three-year history, and subject to change monthly. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total return, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total return. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Ratings do not take into account the effects of sales charges and loads. Morningstar Rating is for the specified share class(es) only; other classes may have different performance characteristics.
4. Trading prices of a fund's shares in the secondary market generally differ from a fund's daily NAV and are affected by market forces such as supply and demand, economic conditions and other factors. Information regarding the intraday value of a fund's shares, also known as the "indicative optimized portfolio value" ("IOPV"), are disseminated every 15 seconds throughout the trading day by the national securities exchange on which the fund's shares are listed or by market data vendors or other information providers. Therefore, the IOPV should not be viewed as a "real-time" update of the fund's NAV, which is computed only once a day.
5. Premiums or discounts are the differences between the NAV and the Market Price of the Fund on a given day, generally at the time the NAV is calculated. A premium is the amount that the Fund is trading above the reported NAV, expressed as a percentage of the NAV. A discount is the amount that the Fund is trading below the reported NAV, expressed as a percentage of the NAV. The since inception premium/discount average is calculated by averaging the daily premium/discount since the inception of the fund. The daily premium/discount is the difference between the daily market price for shares of the Fund and the Fund's net asset value. The Market Price is determined using the closing price as of 4 pm ET on each trading day (when NAV is normally determined for most funds).
6. **Premium / Discount** reflects the difference between the NAV and the Market Price of the fund, and represents the amount that the fund is trading above or below its NAV, expressed as a percentage of the NAV.
7. Returns are average annualized total returns, except for those periods of less than one year, which are cumulative. Market returns are based upon the midpoint of the bid/ask spread at 4 pm ET (when NAV is normally determined for most Funds), and do not represent the returns you would receive if you traded shares at other times. Since shares of the Fund did not trade in the secondary market until after the Fund's inception, for the period from inception to the first day of secondary trading 11/6/17, the NAV of the Fund is used as a proxy for the Market Price to calculate market returns. Performance for the ETF/ETP and its benchmark index are as of the ETF's/ETP's last trading day before the end of the period.